Exhibit 21
Subsidiaries of Access National Corporation

Subsidiary and Name Under Which	Jurisdiction of Incorporation
Business is Done	or Organization
Access National Bank	United States
Access National Leasing Corporation (inactive)	Virginia
Access National Mortgage Corporation	Virginia
Access National Real Estate LLC	Virginia
United First Mortgage Corporation (inactive)	Virginia
Access National Capital Trust I	Virginia
Access National Capital Trust II	Virginia